SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 2

Clarkston Financial Corporation
(Name of the Issuer and Person Filing Statement)

Clarkston Financial Corporation
(Name of Issuer and Person Filing Statement)

Common Stock, No par value
(Title of Class of Securities)

182236-10-9
(CUSIP Number of Class of Securities)

J. Grant Smith
Chief Executive Officer
Clarkston Financial Corporation
6600 Highland Road, Suite 24, Waterford, Michigan 48327
(248) 922-6940
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Person Filing Statement)

Copies of Communications to:
Harvey Koning
Varnum, Riddering, Schmidt & Howlett LLP
333 Bridge St., NW, Suite 1700, Grand Rapids, Michigan 49504
(616) 336-6000

This statement is filed in connection with (check the appropriate box):

a.	[ X ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[_]	The filing of a registration statement under the Securities Act of 1933.
c.	[_]	A tender offer.
d.	[_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction:    [_]

CALCULATION OF FILING FEE

Transaction Valuation (1) $83,540	Amount of Filing Fee $39.30

(1)	Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), this is the value of the securities proposed to be acquired, which consists of the estimated $83,540 of cash to be paid in lieu of the issuance of fractional shares of common stock.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount previously paid: Form or Registration No:	$39.30 Schedule 13E-3	Filing party: Date filed:	Clarkston Financial Corporation January 11, 2008

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 2 (the “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by Clarkston Financial Corporation, a Michigan corporation (the “Company”), with the Securities and Exchange Commission on January 11, 2008, as amended February 25, 2008. This final Amendment is being filed pursuant to Rule 13e-3(d)(3) as the final Amendment to Schedule 13E-3 to report the results of the Recapitalization (as defined and described in the Schedule 13E-3).

On Wednesday, March 26, 2008, at a special meeting of the shareholders of the Company, the shareholders approved and adopted the two amendments to the Company’s Articles of Incorporation described in the Schedule 13E-3. On Thursday, March 27, 2008, the Company filed a Certificate of Amendment for each of the two amendments approved and adopted by the Company’s shareholders. As set forth in such Certificates of Amendment, the first amendment (effecting a reverse stock split) became effective at 11:58 p.m., local time, on March 27, 2008, and the second amendment (effecting a forward stock split) became effective at 11:59 p.m., local time, on March 28, 2008. As a result of these successive amendments to the Company’s Articles of Incorporation, the Company will be redeeming shares of its common stock from those shareholders who owned fewer than 111 shares of the Company’s common stock on March 27, 2008. The Company is sending transmittal letters to those shareholders with instructions on how to return their stock certificates in exchange for the cash payment due to them in connection with this transaction.

As a result of these transactions, there are now fewer than 300 holders of record of the Company’s stock.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

CLARKSTON FINANCIAL CORPORATION By: /s/ J. Grant Smith —————————————— Name: J. Grant Smith Title: Chief Executive Officer

Dated: March 28, 2008

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